August 20, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

RE:      Apollo Endosurgery, Inc.
Registration Statement on Form S-3
File No. 333-245652

Ladies and Gentlemen:

Apollo Endosurgery, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on August 24, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John McKenna and Mark Weeks of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Mark Weeks at (650) 843-5011.

Very truly yours,

APOLLO ENDOSURGERY, INC.

By:	/s/ Stefanie Cavanaugh
Name:	Stefanie Cavanaugh
Title:	Chief Financial Officer

cc:        Todd Newton, Apollo Endosurgery, Inc.
Brian Szymczak, Apollo Endosurgery, Inc.
Mark B. Weeks, Cooley LLP
John T. McKenna, Cooley LLP
Milson C. Yu, Cooley LLP